UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS

LIMITED

Report for Quarter Ended March 31, 2002

Quarterly Report

Form 51-901F

Schedule A

Issuer Details

Name of Issuer	For quarter Ended	Date of Report
Trade Wind Communications Limited	March 31, 2002	May 29, 2002
Issuer's Address
Level 14, 210 George Street
City, Province, Postal Code	Issuer Fax No.	Contact Telephone No
Sydney, NSW, 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Nick Bird	CEO	+61 2 9250 8888

COMPANY WEB ADDRESS	CONTACT EMAIL ADDRESS

www.tradewind.com.au	Nbird@tradewind.com.au

Certificate

The six schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
/s/ Nick Bird	N R Bird	May 29, 2002

Director's Signature	Print Full Name	Date Signed
/s/ Kevin Levine	K Levine	May 29, 2002

Trade Wind Communications Limited
Quarterly Report - December 31, 2001

The Company has two divisions:

Voice and Data Systems - recognized as a leading provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.

Flexemessaging - a multi channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and SMS on behalf of its high profile customer base.

SCHEDULE A Financial Information

Unaudited financial statements follow

Consolidated Balance Sheets for the nine months
ended March 31, 2002 and 2001 (unaudited)
(Expressed in Australian Dollars)

		31 March 2002	31 March 2001
		$000's	$000's
Assets
Current
Cash		248.5	864.4
Receivables		1,182.2	2,270.7
Inventory		599.1	344.5
		2,029.8	3,479.6

Capital assets		353.2	448.7
Goodwill		540.0	0.0
Other		20.0	23.6
		913.2	472.3

		2,943.0	3,951.9

Liabilities and Shareholders' Equity

Current
Accounts payable		2,291.0	2,265.5
Customer Deposits and Deferred Revenue		379.2	312.8
Current portion of lease obligations		0.0	33.2
		2,670.2	2,611.5
Non Current
Other loans		720.0	908.9
Employee entitlements payable		203.5	217.0
		923.5	1,125.9

Total Liabilities		3,593.7	3,737.4

Shareholders' Equity
Share Capital		1,220.7	1,085.5
Reserves		4,915.3	3,933.9
Subscription for shares not yet issued		170.0
(Accumulated deficit)		(6,956.7)	(4,804.9)
		(650.7)	214.5

Approved by the Board		2,943.0	3,951.9

"Nick Bird"	"Kevin Levine"
N R BIRD	K B Levine

Consolidated Statements of operations for the nine months ended
March 31, 2002 and 2001 (unaudited)
(Expressed in Thousands of Australian Dollars)

	9 Months Ended March 31, 2002
	Voice & Data	Flexemessaging	Head Office		Total
Revenue
Sales	772.2	2,857.0	-		3,629.2
Service	582.2	-	-		582.2
	1,354.4	2,857.0	-		4,211.4
Cost of Sales	673.5	1,117.4	-		1,790.9
Gross Profit	680.9	1,739.6	-		2,420.5
Operating Expenses
Selling, general and admin	1,145.4	1,728.5	1,283.6		4,157.5
Head Office Reallocations	329.9	284.9	(614.8)		-
Operating (loss)/income	(794.4)	(273.8)	(668.8)		(1,737.0)
Goodwill Amortisation			(142.1)		(142.1)
Interest/other income	-	-	13.4		13.4
Interest expense	(1.7)	(35.6)	(23.9)		(61.2)
Net loss	(796.1)	(309.4)	(821.4)		(1,926.9)
Accumulated deficit, beginning of period					(5,029.8)
Accumulated deficit, end of period					(6,956.7)
Net loss per share (cents)					(8.4)
Weighted average number of shares issued					22,878,183
				1
	9 Months Ended March 31, 2001
Revenue
Sales	5,129.4	3,556.3	-		8,687.7
Service	1,189.1	-	-		1,189.1
	6,318.5	3,556.3	-		9,874.8
Cost of Sales	2,684.0	1,546.0	-	1	4,230.0
Gross Profit	3,634.5	2,010.3	-		5,644.8
Other Income	-	90	-		90.0
Operating Expenses
Selling, general and admin	2,488.4	1,751.6	1,295.1		5,535.1
Restructuring Costs		40.9			40.9
Head Office Reallocations	329.9	284.9	(614.8)		-
Operating (loss)/income	816.2	22.9	(680.3)		158.8
Profit from Sale of Product Line	1,681.6				1,681.6
Interest/other income	-	-	16.5		16.5
Interest expense	(0.6)	(36.2)	(34.1)		(70.9)
Net Profit	2,497.2	(13.3)	(697.9)		1,786.0
Accumulated deficit, beginning of period					(6,590.9)
Accumulated deficit, end of period					(4,804.9)
Net loss per share (cents)					11.1
Weighted average number of shares issued					16,042,951

Consolidated Statements of Changes in Financial Position
for the nine months ended March 31, 2002 and 2001 (unaudited)
(Expressed in Australian Dollars)

	31 March 2002	31 March 2001
	$'000	$'000

Cash provided/(used) by:

Operating Activities
Operations
Net profit/(loss) for the period	(1,926.8)	1,786.0
Items not involving cash:
Gain on Sale of Product Line		(1,681.6)
Amortisation	262.3	184.5
	(1,664.5)	288.9

Increase/(decrease) from changes in:
Accounts receivable	235.0	1,175.0
Inventory	(349.6)	56.8
Accounts payable	300.7	(4,639.2)
Employee entitlements payable	17.7	(16.6)
	203.8	(3,424.0)

Investing Activities
Investments in:
- Capital assets	(169.7)	(169.3)
- Proceeds on Sale of Product Line		1,045.2
	(169.7)	875.9
Financing Activities
Loans raised	62.1	(53.8)
Proceeds from Private Placement	718.1	-
	780.2	(53.8)

Increase (decrease) in Cash	(850.2)	(2,313.0)
Cash at beginning of period	1,098.7	3,177.4
Cash at end of period	248.5	864.4

Notes on the Financial Statements

NOTE 1 SEGMENTED FINANCIAL INFORMATION

The analysis of total assets is as follows:

	31 March ($'000)
	2002	2001

Voice & Data	1,041.1	1,763.2
Flexemessaging	895.2	1,022.8
Head Office	1,006.7	1,165.9
	2,943.0	3,951.9

NOTE 2 ACCOUNTS PAYABLE

	31 March ($'000)
	2002	2001

Trade Creditors	2,098.3	2,265.5
Customer Deposits and Deferred Revenue	378.5	312.8
Employee entitlements and bonus provision	203.5	217.0
	2,680.3	2,475.1

NOTE 3 SHARE CAPITAL

	Number of Shares	$'000
Balance July 1,2001	18,499,783	1,135.6

Issue of Private Placement Shares - Dec 01	2,066,667	40.7
Issue of Private Placement Shares - Mar 01	2,311,733	44.4

Balance March 31, 2001	22,878,183	1,220.7

NOTE 4 RESERVES

$'000
Balance July 1, 2001	4,452.2

Proceeds from Private Placement Issue of Shares - December 01	263.0
Proceeds from Private Placement Issue of Shares - March 02	200.1

Balance March 31, 2002	4,915.3

NOTE 5 EXCHANGE RATES

As at March 31, 2002 the exchange rate between the Canadian dollar and the Australian dollar was approximately A$1.00 = C$0.855 (March 30, 2001: A$1.00 =C$0.770).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  June 8, 2002

/s/ Nick Bird

Nick Bird, President